SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

                   (Rule 13d-101)
      Under the Securities Exchange Act of 1934

                  MFC Bancorp Ltd.

                  (Name of Issuer)

            Common Stock. $0.01 Par Value
           (Title of Class of Securities)

                     693286 10 6
                   (CUSIP Number)

                  Peter R. Kellogg
                    120 Broadway
              New York, New York 10271
    (Name, address and telephone number of person authorized to receive notices and communications)



                 September 21, 2000
    (Date of event which requires filing of this
                     statement)







          (Continued on following page(s))

                 (Page 1 of 7 Pages)
Cusip No. 693286 10 6                 Page 2 of 6

_____________________________________________________
1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Peter R. Kellogg
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE OF FUNDS:   PF


_____________________________________________________


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)

_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______260,000________________________
               8. SHARED VOTING POWER
Beneficially
               _______2,736,550    (1)_______________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______260,000________________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________2,736,550  _ (1)_______________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

___2,996,550  ____________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
_____________________________________________________
Cusip No. 693286 10 6                 Page 3 of 6

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11)     24.87%
_____________________________________________________
14.  TYPE OF REPORTING PERSON - IN
_____________________________________________________
(1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of these shares.

_____________________________________________________
Item 1. Security and Issuer
      The class  of security to which this statement
relates is Common Stock, par value  $0.01  (the
"Common   Stock"), of MFC Bancorp, Ltd., which is
organized under the laws of the Yukon Territory, Canada (the "Issuer"). The address of the principal executive office of the Issuer is: 6 Rue Charles
Bonnett, Geneva, Switzerland 1206.

Item 2.  Identity and Background

     The person filing this Statement is Peter R.
Kellogg. This statement also contains information regarding shares of Common Stock owned by I.A.T.
Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. The J.C. Kellogg Foundation, a not-for-profit organization of which Mr. Kellogg is a trustee, and The Peter R. Kellogg & Cynthia K.
Kellogg Foundation (the "Foundations"), a charitable entity of which Peter Kellogg is a trustee. Mr.
Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by Cynthia K. Kellogg and the Foundation. Mr. Kellogg disclaims the existence of a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934
("Act"), and he disclaims beneficial ownership of shares owned by such other persons and entities.

The Foundations' business address is:
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271



Cusip No. 693286 10 6                 Page 4 of 6

Mr. Kellogg's principal occupation is: Senior
Managing Director
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

IAT's business address is:

Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

Spear, Leeds & Kellogg is a registered securities broker-dealer.

IAT is a reinsurance company incorporated in Bermuda.

     During the last five years Mr. Kellogg, nor any executive officer of IAT, has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Mr. Kellogg is citizen of the United States.
The Foundation is a New Jersey corporation domiciled in New Jersey.

Item 3. Source and Amount of Funds or Other
Consideration

     The aggregate purchase price of the Common Stock recently purchased by IAT was $5,303,220.85 which came from available funds.

Item 4.  Purpose of Transaction

The Common Stock was acquired by IAT for investment purposes only.

     Neither IAT, Mr. Kellogg, nor the Foundations
have plans or proposals which related to or which
Cusip No. 693286 10 6                 Page 5 of 6

would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     Mr. Kellogg, IAT, and the Foundations may determine to purchase additional shares of Common
Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr.
Kellogg may be in the open market, in a privately negotiated transaction or otherwise.
Item 5.  Interest in Securities of the Issuer
     (a) As of September 21, 2000, Mr. Kellogg may be deemed the beneficial owner of 2,996,550 shares of the Common Stock of MFC Bancorp Ltd, constituting approximately 24.87% of the common stock outstanding.
Of those shares, 260,000 were owned by Mr. Kellogg personally and 2,136,550 were owned by IAT. In addition, Mr. Kellogg may be deemed to be the indirect beneficial owner of 100,000 shares of common stock owned by The J.C. Kellogg Foundation and 500,000 shares of common stock owned by The Peter R.
Kellogg and Cynthia K. Kellogg Foundation.

     (b) Mr. Kellogg has the sole dispositive power with respect to 260,000 shares of common stock which he owns, and with respect to 2,136,550 shares owned by IAT. Mr. Kellogg also shares the power to vote or dispose of 600,000 shares of common stock owned by the foundations.

     (c) The following table set forth information with respect to all purchases, sales or donations of the common stock by IAT for purposes of Section 13(d) of the 1934 Act since August 3, 2000.

               Number
Date of        of             Type of        Price
Transaction    Shares         Transaction    Per
Share
08/08/00       131,800         OTC Buy      7.1250

Cusip No. 693286 10 6                 Page 6 of 6


08/17/00        13,200        OTC Buy      7.5752

08/18/00         1,000        OTC Buy       8.0000

08/18/00           700        OTC Buy       8.1250

08/21/00        5,000         OTC Buy       8.1700

08/22/00        2,600         OTC Buy       8.2933

08/23/00          800         OTC Buy       8.0625

08/24/00        1,700         OTC Buy       8.0000

08/25/00        1,000         OTC Buy       8.2500

09/21/00      550,050         OTC Buy       7.5625

Item 6.   Contract Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

      All  shares of Common Stock purchased by Mr.
Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he
(alone or with IAT)was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg.
Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.
Item 7.  Material to be filed as Exhibits
     None.

                      SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  October 4, 2000
                            Peter R. Kellogg
                            Peter R. Kellogg